Exhibit 4(b)(ii)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

ANNUITIZATION AND DEATH BENEFIT

WAIVER OF SCHEDULED PURCHASE PAYMENT UPON UNEMPLOYMENT RIDER

If the covered Annuitant becomes unemployed while this rider is in effect, we will provide unemployment benefits. These benefits will be provided during the benefit period. The covered Annuitant is shown on the Contract data pages. During the unemployment benefit period while you are unemployed, as defined in this rider and subject to the restrictions below:

(1)	We will waive the percentage shown on your Contract data pages of Scheduled Purchase Payments;
(2)	We will calculate your Monthly Income Payments and Death Benefit as if the waived Scheduled Purchase Payments (described in (1) above) had been paid when due; and
(3)	We will waive all rider Purchase Payments for the covered Annuitant.

We will not credit the unemployment benefits if another rider is waiving the Scheduled Purchase Payment for the covered Annuitant. The unemployment benefit will not increase Contract Value during the benefit period.

The maximum benefit period is one year. But the benefit period will not be longer than the period from the first Scheduled Purchase Payment waived to the earliest of:

(1)	the Contract Anniversary on or next following the covered Annuitant’s 65th birthday;
(2)	the Annuity Commencement Date;
(3)	the loss of state unemployment benefits; and
(4)	the covered Annuitant’s death.

We will not credit unemployment benefits until after 90 days of continuous unemployment. You must send satisfactory proof of unemployment to our Home Office. Once we have received such proof, Scheduled Purchase Payments due during the 90-day elimination period will not be considered late. The Scheduled Purchase Payments will be waived according to this rider. Any waived Scheduled Purchase Payment paid during the 90-day elimination period will be reapplied to the Guarantee Account.

No benefits are provided until this rider has been in effect for one year. If the covered Annuitant becomes unemployed during this first year, we will pay benefits beginning on the next Contract Anniversary if:

(a)	the covered Annuitant has been receiving state unemployment benefits for at least 90 consecutive days; and
(b)	the period of unemployment continues through the date this rider has been in effect for one year.

If the unemployment benefit ends before the Annuity Commencement Date, you must resume the Scheduled Purchase Payments. This action will keep your Guaranteed Minimum Income Payment in effect.

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When this Rider is Effective

Coverage begins on the Contract Date. If there is another effective date, it will be shown on the Contract data pages. Any new rider Purchase Payment will be shown on the Contract data pages.

Coverage will end on the earliest of:

•	the Contract Anniversary on or next following the covered Annuitant’s 65th birthday;
•	the Contract surrender date;
•	the Monthly Due Date after we receive your request to end the rider;
•	the covered Annuitant’s date of death;
•	30 days after we notify you of the non-payment of the rider Purchase Payment; and
•	the Annuity Commencement Date.

Unemployment

The covered Annuitant is presumed to be unemployed if state unemployment benefits have been received for at least 90 consecutive days.

Recurrent Unemployment

We will consider a period of unemployment as a continuation of the previous benefit period if:

(1)	the unemployment occurs within 30 days of the end of a benefit period; and
(2)	the full year of the benefit period has not been completed.

Benefits will be covered for only one benefit period during any five-year period.

Exceptions

We will not credit benefits if the unemployment is:

•	voluntary;
•	caused by self-inflicted injury; or
•	the result of being in prison for a period exceeding 90 days.

Incontestability of this Rider

We will not contest this rider if:

(1)	it has been in effect for two years during the covered Annuitant’s life; and
(2)	unemployment has not started.

Claiming Benefits Under this Rider

Send written notice and proof of the covered Annuitant’s unemployment to our Home Office. We will consider proof to be a letter from the appropriate state’s department responsible for administering unemployment benefits. The letter should verify that the covered Annuitant has been receiving state unemployment benefits. We must receive proof of claim while the covered Annuitant is alive and unemployed. If this cannot be done, we will not reduce or deny the claim if we receive notice and proof as soon as reasonably possible. You must notify us within 12 months of unemployment. We will not credit any benefit due prior to 12 months before we receive notice of unemployment.

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We may require periodic satisfactory proof of claim. If the covered Annuitant fails to give this proof, we will not credit any future benefits.

Contract Value

The unemployment benefit will not increase Contract Value prior to the Annuity Commencement Date. The Contract will not be terminated if:

(a)	all Contract Value is surrendered prior to the Annuity Commencement Date; and
(b)	Scheduled Purchase Payments have been waived in accordance with this rider.

For the waived Scheduled Purchase Payments, an associated Monthly Income Payment and Death Benefit will remain in effect. These benefits will be determined as if the waived Scheduled Purchase Payments had been paid when due. The value of these benefits will vary based on the investment experience of the Subaccount. Scheduled Purchase Payments will no longer be waived upon surrender of the Contract.

Cost of this Rider

This rider is issued in consideration of:

(1)	the rider application;
(2)	evidence of insurability; and
(3)	the rider Purchase Payment.

The monthly rider Purchase Payment is shown on the Contract data pages. If this rider is issued after the Contract Date, we will send you revised Contract data pages.

The cost of this rider is shown on the Contract data pages as a rate applied to the Scheduled Purchase Payment. The application of this rate results in a separate rider Purchase Payment. Withdrawals may cause the cost of this rider to increase in proportion to the change in the Scheduled Purchase Payment.

This rider is subject to the provisions of the Contract.

For GE Capital Life Assurance Company of New York,

/S/    GEORGE R. ZIPPEL

GEORGE R. ZIPPEL

PRESIDENT

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